Exhibit 5.1

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel (403) 691-8000 Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Husky Energy Inc.

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Chartered Professional Accountants

February 24, 2020

Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.